04030502

GRUPO MODELO, S.A. DE C.V.

RECEIVED
2004 JUN -3 A 10:3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 21, 2004

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman

SUPPL

Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.

Name: Jorge Siegrist Prado
Title: Legal Representative

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Enclosure[s] : Material Event Notice

dlw 6/15

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx

GRUPO MODELO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS

Mexico, City, May 21, 2004. The volume traded today of GModeloC shares, is as a result of market conditions

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.7% total market share (including domestic and export markets) as of December 31, 2002. It has seven brewing plants in the country, with a total annual installed capacity of 51.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations

José Parés	(5255) 5283-3600 x.2839	Fax (5255) 5280-6718
Eduardo Zamarripa	(5255) 5283-3600 x.2860	

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com